

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

LeeAnn Rohmann
Chief Executive Officer
Legacy Education Inc.
701 W Avenue K Suite 123
Lancaster, CA 93534

> **Re: Legacy Education Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2024**
> **File No. 333-281586**

Dear LeeAnn Rohmann:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed August 16, 2024
Prospectus Summary
Recent Developments, page 6

1.   Please balance your preliminary revenue and operating income figures by including disclosures regarding your costs and expenses for the same periods. Discuss whether the presented financial measures are consistent with trends discussed elsewhere in your prospectus. Clarify why you can provide only partial and preliminary information at this time.

Certain Relationships and Related Party Transactions, page 96

2.   Please revise to ensure the information in this section is presented as of the date of the prospectus. Refer to Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 97

3.   Please revise to disclose the natural persons with investment and voting control over RMH Consultants, Inc.

General

4.   We note that "[u]nder ED's rules effective July 1, 2024, an institution must certify that its programs satisfy the applicable educational requirements for professional licensure or if no determination certification needed to practice or find employment in an occupation for such which the program prepares a student in the state has been made in which the school or where a student is located or intends to seek employment (which, although our current students are located in California, could be a state other than California and could require us to refrain from enrolling students in a state if our program does not satisfy the applicable educational requirements in the state)." As it appears these rules currently are in effect, please disclose whether your institutions meet such requirements.

We also note that "[m]any states and professional associations require professional programs to be accredited and that "ED requires an institution to hold programmatic accreditation for an educational program if required by a state or federal agency (including as a condition of employment in the occupation for which the institutional program prepares the students)." We further note that the "veterinary technology program at CCC" and "Integrity's Registered Nurse to Bachelor of Science in Nursing" are programmatically accredited or pre-accredited. Please clarify which of your institution's programs are not accredited and the resultant consequences to your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services